     As filed with the Securities and Exchange Commission on June 17, 1997
                                                       Registration No.333-28039
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington,D.C.  20549

                          --------------------------
                         PRE-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                          --------------------------
                              JUST FOR FEET, INC.
             (Exact name of Registrant as specified in its charter)

           Alabama                                           63-0734234
  (State or other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                        Identification No.)

                            7400 Cahaba Valley Road
                           Birmingham, Alabama 35242
                                (205) 408-3000
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               HAROLD RUTTENBERG
                Chairman, President and Chief Executive Officer
                            7400 Cahaba Valley Road
                           Birmingham, Alabama 35242
                                (205) 408-3000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copy to:

                           ARTHUR JAY SCHWARTZ, ESQ.
                        SMITH, GAMBRELL & RUSSELL, LLP
                     3343 PEACHTREE ROAD, N.E., SUITE 1800
                            ATLANTA, GEORGIA 30326

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.


                          -------------------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS

                               1,076,956 SHARES

                             JUST FOR FEET,  INC.

                                 COMMON STOCK
                                ______________

  The 1,076,956 shares of Common Stock (the "Common Stock") of Just For Feet, Inc. (the "Company") offered hereby are being sold by certain holders of the Common Stock of the Company named herein under "Selling Shareholders." Unless the context otherwise requires, the holders of the Common Stock selling shares hereunder are hereinafter referred to as the "Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders. See "Selling Shareholders," "Plan of Distribution" and "Use of Proceeds."

  The Common Stock is traded on the Nasdaq National Market under the symbol "FEET." The last sale price of the Common Stock on June 16, 1997, as reported on the Nasdaq National Market, was $17.875 per share.


                                ______________

SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT
      SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON
                             STOCK OFFERED HEREBY.

                              ___________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


====================================================================================
                             OFFERING    UNDERWRITING     PROCEEDS TO   PROCEEDS TO
                             PRICE TO    DISCOUNTS AND      SELLING       COMPANY
                              PUBLIC      COMMISSIONS    SHAREHOLDERS
====================================================================================
Per Share..................  See Text      See Text        See Text      See Text
Total......................    Below         Below           Below         Below
====================================================================================


   The Selling Shareholders have advised the Company that they may elect to offer for sale and to sell the Common Stock from time to time in one or more transactions through brokers in the over-the-counter market, in private transactions, or otherwise, in each case at market prices then prevailing or obtainable. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon price fluctuations and the manner of sale. The Selling Shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. Such brokerage commissions and charges and the legal fees, if any, will be paid by the Selling Shareholders. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $20,000. See "Plan of Distribution."

                                ________________


                 The date of this Prospectus is June ___, 1997

                             AVAILABLE INFORMATION

          The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.

          The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents previously filed with the Commission pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

          1. The Company's Annual Report on Form 10-K for the year ended January 31, 1997, as amended by Amendment No. 1 on Form 10-K/A filed on June 2, 1997;

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997; and

          3. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on March 4, 1994.

          All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Secretary of Just For Feet, Inc. at the Company's principal offices located at 7400 Cahaba Valley Road, Birmingham, Alabama 35242, telephone number (205) 408-3000.

                                 RISK FACTORS

          An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained and incorporated by reference in this Prospectus, in connection with an investment in Common Stock offered hereby.

          This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the 1934 Act. Those statements appear in a number of places in this Prospectus and in documents incorporated by reference herein and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the timing, magnitude and costs of the Company's entry into the small store segment of the market; (ii) potential acquisitions by the Company; (iii) trends affecting the Company's financial condition or results of operations; and (iv) the Company's business and growth strategies. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The information contained and incorporated by reference in this Prospectus, including without limitation the information set forth under the headings "Risk Factors" and "The Company," identifies important factors that could cause such differences.

          Unless otherwise indicated, references herein to "Just For Feet" refer to Just For Feet superstores. The Company's fiscal year ends on January 31. References to fiscal years by date refer to the fiscal year beginning February 1 of that calendar year; for example, "fiscal 1996" began on February 1, 1996 and ended on January 31, 1997.

SUPERSTORE EXPANSION PLANS

          The Company's growth is dependent, in large part, on its ability to open new superstores and to operate such stores profitably. The Company opened 23 of its 58 Company operated superstores in fiscal 1996 and has opened eight Company superstores to date in fiscal 1997. The Company expects to open approximately 20 new superstores during fiscal 1997 and approximately 25 superstores during fiscal 1998. The Company intends to open additional high visibility, high profile "flagship" stores, modeled on its original Las Vegas store, in key locations. Initial capital expenditures associated with opening such flagship stores are higher than for prototype superstores. The Company may accelerate the opening of new superstores in any one fiscal quarter. The Company's ability to open the projected number of superstores on a timely basis will depend upon a number of factors, including the identification and acquisition or leasing of suitable sites on acceptable terms, the construction or refurbishment of sites, the hiring, training, and retention of skilled managers and personnel and other factors, some of which may be beyond the Company's control. In addition, adverse weather conditions may affect the ability of the Company to complete construction of new superstores on schedule. As a result, there can be no assurance that Just For Feet will be able to achieve its targets for opening new superstores. The Company's expansion plans include the opening of additional superstores in market areas where the Company has already opened stores. There can be no assurance that opening such additional superstores in the same market area will not reduce sales at existing Company stores located in that area. In addition, the Company continues to evaluate select opportunities to expand internationally. There can be no assurance that the Company's new superstores will be profitable or achieve sales and profitability comparable to the Company's existing superstores. If the Company's management is unable to manage growth effectively, the Company's business, results of operations and financial condition could be materially and adversely affected.

FLUCTUATIONS IN COMPARABLE STORE SALES

          A variety of factors affect the Company's comparable store sales results including, among others, economic conditions, fashion trends, the retail sales environment, sourcing and distribution of products and the Company's ability to execute its business strategy efficiently. The Company's quarterly comparable store sales results have fluctuated significantly in the past. The Company's comparable store sales results were 6.2%, 10.2%, 17.9% and 24.7% in fiscal 1993, 1994, 1995 and 1996, respectively, and were 5.0% in the first quarter of fiscal 1997. The Company does not expect comparable store sales to continue to increase in the future at historical rates and there can be no assurance that the Company will continue to generate increases in comparable store sales. The Company's comparable store sales results could cause the price of the Common Stock to fluctuate substantially.

DEVELOPMENT OF SMALLER SPECIALTY STORE CONCEPT

          As part of its long-term growth strategy, the Company has entered the smaller specialty store segment of the athletic and outdoor footwear and apparel market with the acquisitions of Athletic Attic and Imperial Sports. See "The Company -- Recent Entry Into Smaller Specialty Store Market." The Company acquired Athletic Attic for approximately $9.5 million in cash (and repayment of approximately $1.3 million of Athletic Attic's debt) and approximately $5.5 million of Common Stock (259,267 shares) and acquired Imperial Sports for approximately $5.0 million in cash (and repayment of approximately $9.0 million of Imperial Sports' debt) and approximately $20.6 million of Common Stock (1,076,956 shares). As a result of these acquisitions, the Company operates 87 smaller specialty stores. While operating in the same industry as Just For Feet, these specialty stores are subject to different competitive and operating factors not present in the Company's superstore operations and as such will be subject to the numerous risks of operating a new business enterprise, including unanticipated operating problems and the limited experience of management in operating new ventures. In addition, the Company intends to remodel many of such stores and all of such stores must be integrated into the Company's systems and operations. No assurance can be given that the smaller specialty store concept will be successful, that the stores can be successfully operated or integrated into the Company's operations or that they will not have a material adverse effect on the Company's operating results due to start-up costs, potential diversion of management's attention or cannibalization of sales from existing stores. The Company expects to open approximately eight smaller specialty stores in fiscal 1997 and approximately 25 of such stores in fiscal 1998. The Company's ability to open the projected number of smaller specialty stores on a timely basis will depend upon a number of factors, including the identification and leasing of suitable sites on acceptable terms, the construction or remodeling of sites, adverse weather conditions, the hiring and training of skilled managers and personnel and other factors, some of which may be beyond the Company's control. In addition, if the Company is unable to successfully integrate the smaller specialty stores with the Company's systems and operations or is dissatisfied with the operations of such stores, the Company may reevaluate its specialty stores growth strategy or the anticipated timing with respect to the opening of additional smaller specialty stores.

ABILITY TO MANAGE GROWTH

          The Company has grown significantly in the past four years and intends to continue to pursue its growth strategy. While management continually evaluates the adequacy of its systems and controls, there can be no assurance that the Company's accounting systems, purchasing systems, internal controls and management information systems will continue to be adequate or that the Company will be able to upgrade or reconfigure its systems and controls to respond to the Company's growth, the inability of which could have a material adverse effect on the successful growth and operation of the Company's business. If the Company's management is unable to manage growth effectively, the Company's business, results of operations and financial condition could be materially and adversely affected.

POSSIBLE FUTURE ACQUISITIONS

          The Company has no current commitments or understandings with respect to the acquisition of any entity. However, the Company has explored and continues to explore acquisitions, including acquisitions of entities employing alternative formats to those of the Company. There can be no assurance that the Company will be able to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. Any acquisitions may be financed through the issuance of Common Stock, which may dilute the Company's stockholders, or through the incurrence of additional indebtedness. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management's attention, and there can be no assurance that the Company will be able to successfully integrate acquired businesses into its operations. In addition, any businesses acquired by the Company may have lower margins than the Company, which would adversely affect the Company's results of operations for the period in which any such acquisition occurs and subsequent periods.

RELIANCE ON KEY VENDORS

          The Company's business is dependent to a significant degree upon its ability to purchase brand-name merchandise at competitive prices. For fiscal 1996, approximately 67% of the Company's net sales were sales of merchandise purchased from five vendors, including approximately 52% purchased from Nike and Reebok combined. The loss of certain key vendors could have a material adverse effect on the Company's business. The Company believes that its relationships with its key vendors are satisfactory and that it has adequate sources of brand-name merchandise; however, there can be no assurance that the Company will be able to acquire such merchandise at competitive prices or on competitive terms in the future. Certain merchandise that is high profile and in high demand is allocated by vendors based upon the vendors' internal criteria. Just For Feet also purchases close-out merchandise from vendors at significant price discounts. Although Just For Feet has been able to purchase sufficient quantities of allocated and close-out merchandise in the past, there can be no assurance that it will be able to obtain sufficient amounts of such merchandise in the future. A fundamental element of the superstores' merchandising strategy is the use of "concept shops" to display a leading brand's product line on fixtures typically designed to tie into national advertising campaigns. These "concept shops" are typically designed, built and periodically updated by the Company's vendors. There can be no assurance that this form of vendor support, which provides substantial financial and merchandising benefits to the Company, will continue in the future. In addition, Just For Feet's vendors provide support through cooperative advertising allowances, employee training and promotional events. There can be no assurance that such assistance from the Company's vendors will continue in the future.

INDUSTRY TRENDS

          Certain participants in the athletic footwear industry, including both manufacturers and retailers, recently have announced sales and same store sales results that were below analysts' expectations. Factors that have been cited for such lower sales include increases in order cancellations and reduced consumer demand for products, resulting in decreased production. There can be no assurance that such industry trends will not in the future have a material adverse effect on the Company's business, financial condition or results of operations.

MERCHANDISE TRENDS

          The Company's success depends in part on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. Accordingly, any failure by the Company to identify and respond to emerging trends could adversely affect consumer acceptance of the merchandise in the Company's stores, which in turn could adversely affect the Company's business. If the Company miscalculates either the market for the merchandise in its stores or its customers' purchasing habits, it may be required to sell a significant amount of its inventory at below average markups over the Company's cost, or below cost, which could have an adverse effect on the Company's financial condition or results of operations.

RELIANCE ON KEY PERSONNEL

          The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of Harold Ruttenberg, its founder, Chairman, President and Chief Executive Officer. The loss of his services could have a material adverse effect on the Company. The Company carries key man life insurance on Mr. Ruttenberg in the amount of $1.7 million.

COMPETITION

          The retail athletic footwear industry is highly competitive. The Company competes primarily with sporting goods superstores, athletic footwear specialty stores, department stores, discount stores, traditional shoe stores, traditional sporting goods stores and mass merchandisers and other athletic footwear superstores, many of which are units of national or regional chains that have substantially greater financial and marketing resources than the Company and several of which have developed their own superstore concepts. Within the past several years, new independent athletic footwear retailers have opened superstores similar in format to those of Just For Feet that, in some instances, are competing directly with Just for Feet. The Company may face periods of intense competition in the future which could have an adverse effect on its financial results.

QUARTERLY AND SEASONAL FLUCTUATIONS AND GENERAL ECONOMIC CONDITIONS

          The Company's quarterly results of operations may fluctuate materially depending on the timing of new store openings and related store opening expenses, net sales contributed by new stores and increases or decreases in comparable store sales. New store openings will have a significant impact on quarterly operating results for the foreseeable future. The minimum wage increase has resulted in an increase in the Company's payroll expense. As a result, store operating expenses as a percentage of net sales have increased over prior year periods. There can be no assurance that additional increases in the minimum wage will not affect store operating expenses in future periods.
The Company's operating results may be adversely affected by unfavorable local, regional or national economic conditions or other factors beyond the Company's control such as weather. The Company's business is also subject to some seasonal fluctuation, with slightly heavier concentrations of sales during the spring, back-to-school and Christmas selling seasons.

VOLATILITY OF STOCK PRICE

          The Common Stock has experienced substantial price volatility and such volatility may occur in the future, particularly as a result of quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the retail industry or in the markets served by the Company. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many retail stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. The Company's Common Stock currently trades at a relatively high price-earnings multiple, due in part to analysts' expectations of continued earnings growth. Accordingly, even a relatively small shortfall in earnings from, or change in, analysts' expectations may cause an immediate and substantial decline in the Company's Common Stock price. These and other factors may adversely affect the market price of the Common Stock.

                                  THE COMPANY

GENERAL

          Just For Feet, Inc. (the "Company") is a rapidly growing operator of large format superstores and smaller specialty stores, each specializing in brand-name athletic and outdoor footwear. The Company's goal is to become the leading athletic and outdoor footwear retailer in each of its markets by offering the largest selection of brand-name shoes, superior customer service and technical sales assistance in a high-energy, entertaining store environment. The Company, which began with a single mall-based store in 1977, opened its first superstore in 1988 and since that time has focused on developing and refining its superstore concept. In March 1997, the Company also entered the small store segment of the athletic and outdoor footwear market with the acquisitions of Athletic Attic, a privately owned athletic footwear and apparel retailer based in Gainesville, Florida, and Imperial Sports, a privately owned, Flint, Michigan-based athletic and outdoor footwear and apparel retailer. See "--Recent Entry into Smaller Specialty Store Market." There are presently 66 Just For Feet superstores operating in 17 states, including eight superstores operated by Just For Feet's only franchisee. As a result of its acquisitions of Athletic Attic and Imperial Sports, the Company presently operates 87 smaller company-owned and 48 franchised specialty stores in 22 states and Puerto Rico.

          Just For Feet's prototype 15,000 to 20,000 square foot superstore (approximately 55% of which is devoted to selling space) offers approximately 2,500 to 4,500 styles of athletic and outdoor shoes as compared to an estimated 200 to 700 footwear styles typically offered by conventional mall-based athletic footwear retailers, department stores and sporting goods superstores. The superstores carry most of the leading athletic footwear brands including Nike, Reebok, New Balance, Adidas, Fila, K-Swiss, Asics and Converse, as well as outdoor footwear brands such as Timberland and Rockport. The Company seeks to offer in its superstores virtually all styles in the brands it carries. Just For Feet superstores are primarily free-standing and are typically located on outparcels of or adjacent to shopping malls.

          The Company strives to create an exciting and high-energy shopping experience in its superstores through the use of bright colors, upbeat music, an enclosed "half-court" basketball court for use by customers, a multi-screen video bank, a snack bar featuring popcorn and Chicago-style hot dogs, and appearances by sports celebrities. The prototype Just For Feet superstore features separate branded "concept shops," which display the brand's product line. The "concept shops" are typically built and periodically updated by vendors to tie into their national advertising campaigns. The Company also sponsors creative promotional events such as trade-in days and "Midnight Madness" sales.

          The Company believes that the level of customer service it provides is an important competitive advantage. The Company seeks to offer a level of customer service comparable to that typically provided by the leading speciality footwear retailers. Just For Feet trains its employees in all aspects of footwear technology, the performance attributes of the Company's merchandise and common foot problems. New store managers and other store management personnel undergo an intensive two- to three- week training program at "Just For Feet University" to enhance their understanding of all aspects of Just For Feet's business. The Company staffs its superstores with a high ratio of sales associates to customers to assure prompt and personalized service.

          The Company believes that offering a wide selection of competitively priced, brand-name footwear provides superior value to its superstore customers. While it is not a discount retailer, Just For Feet guarantees that it will match any competitor's advertised price and offers a family frequent buyer plan under the slogan "Just For Feet--Where the 13th Pair is FREE!"(R), through which the Company gives participating superstore customers the thirteenth pair of shoes free (up to the average purchase price of the previous twelve pairs). Just For Feet offers a limited selection of close-out merchandise at prices generally ranging from 30% to 60% below manufacturers' suggested retail prices displayed in an area at the front of each superstore called the "Combat Zone."

RECENT ENTRY INTO SMALLER SPECIALTY STORE MARKET

          While it has traditionally operated from a superstore format, the Company believes that the parallel development of smaller stores will provide additional growth opportunities by targeting for expansion a much broader range of markets without detracting from the Company's focus on its core superstore business. Although the large store format has proven to be successful in larger population centers, the Company believes that its future expansion plans should be two-tiered: continued expansion of superstores in carefully chosen, highly populated areas, and entry into markets considered too small for a Just For Feet superstore with the development of a new smaller store concept.

          On March 17, 1997, the Company entered the small store segment of the athletic and outdoor footwear market through its acquisition of Athletic Attic for approximately $9.5 million in cash and approximately $5.5 million in Just For Feet common stock. The Company also repaid approximately $1.3 million of Athletic Attic's debt. Athletic Attic was a privately owned athletic footwear and apparel retailer based in Gainesville, Florida. Athletic Attic operates 30 company-owned stores in nine states. An additional 48 franchised stores are operated in 15 states and Puerto Rico by 17 franchisees. Athletic Attic stores are located primarily in enclosed shopping malls and, to a lesser extent, in retail strip centers. For its fiscal year ended December 31, 1996, the 30 company-owned Athletic Attic stores had net sales of approximately $23 million.

          On May 15, 1997, the Company acquired Imperial Sports, a privately owned, Flint, Michigan-based athletic and outdoor footwear and apparel retailer, for $5 million in cash and $20 million in Just For Feet common stock. The Company also repaid approximately $9 million of Imperial Sports' debt. Imperial Sports operates 57 stores in Michigan, Illinois, Indiana and Ohio, primarily in major enclosed shopping malls and retail strip centers. For its fiscal year ended February 28, 1997, Imperial Sports had net sales of approximately $45 million.

EXPANSION STRATEGY

          The Company intends to strengthen its position as a leading operator of athletic footwear stores by opening approximately 20 superstores and eight smaller specialty stores in fiscal 1997 and approximately 25 superstores and 25 specialty stores in fiscal 1998. In addition to its prototype superstores, Just For Feet currently operates three high visibility, high profile "flagship" superstores in Las Vegas, Birmingham and Miami and intends to open additional flagship superstores in other strategic markets. Flagship superstores, which are not necessarily larger than the prototypical Just For Feet superstore, provide added entertainment features designed to generate and maintain customer excitement. The Company's expansion strategy is to open superstores in new and existing markets, including those markets with the potential for multiple sites, which enables the Company to take advantage of advertising and operating efficiencies. In addition, Just For Feet will continue to open superstores in smaller markets which can only accommodate one superstore. Just For Feet has either executed or negotiated leases with respect to all of the superstores currently slated to open during fiscal 1997 and is actively reviewing numerous additional sites.

          Management generally seeks to open one Just For Feet superstore in a chosen market for every 400,000 to 500,000 residents. As a result, multiple superstores opened in larger markets such as Atlanta, Phoenix and Kansas City derive significant benefit from advertising and operating efficiencies. More recently, the Company has also focused on operating single superstores in mid-sized metropolitan markets such as Huntsville, Alabama and Jackson, Mississippi. In addition, the Company continues to evaluate select opportunities to expand internationally, but presently has no formal plans for such expansion.

          In order to access markets too small to support a Just For Feet superstore, the Company has entered the small store segment of the athletic and outdoor footwear market with the acquisitions of Athletic Attic and Imperial Sports. See "-- Recent Entry into Small Store Market."


                                USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholders. See "Selling Shareholders" for a list of those persons who will receive the proceeds from such sales.

                             SELLING SHAREHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 15, 1997 by the shareholders who are offering securities pursuant to this Prospectus (the "Selling Shareholders"). "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both. The listed person has sole voting and investment power over the shares listed unless otherwise indicated

                                               BEFORE THE OFFERING                             AFTER THE OFFERING
                                         -----------------------------                     -------------------------
                                             NUMBER                        SECURITIES TO      NUMBER
  NAME OF BENEFICIAL                      BENEFICIALLY        PERCENT         BE SOLD      BENEFICIALLY      PERCENT
       OWNER                                 OWNED            OF CLASS      IN OFFERING        OWNED        OF CLASS
----------------------                   --------------      ---------     -------------   ------------    ---------
Barbara Artrip                               13,445              *              13,445         -0-            -0-
Hansel A. Artrip                            126,140              *             126,140         -0-            -0-
Bruce E. Mommsen                             27,000/(1)/         *              27,000         -0-            -0-
Emily A. Mommsen                             25,000              *              25,000         -0-            -0-
Bruce E. and Emily A. Mommsen, jointly      882,809             2.9%           882,809         -0-            -0-
James Urban                                   2,562              *               2,562         -0-            -0-

________________________
*Less than 1%

/(1)/ Includes an aggregate of 2,000 shares owned by Mr. Mommsen as Custodian for two minor children.


                             PLAN OF DISTRIBUTION

          The shares of Common Stock offered hereby for the benefit of the Selling Shareholders were originally issued by the Company pursuant to the private placement exemption from registration provided in Sections 3(b) and/or 4(2) of the Securities Act of 1933, as amended. The Company has agreed to register the shares for resale by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of such shares by the Selling Shareholders.

          The Common Stock may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Accordingly, sales prices and proceeds to the Selling Shareholders will depend upon market price fluctuations and the manner of sale. The shares may be sold by one or more of the following, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Prospectus, as supplemented, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by the Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to the Prospectus, as supplemented. From time to time the Selling Shareholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith.

          From time to time Selling Shareholders may pledge their shares pursuant to the margin provisions of the customer agreements with their brokers. Upon a default by a Selling Shareholder, the broker may offer and sell the pledged shares of Common Stock from time to time as described hereunder.

          The Selling Shareholders may effect transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. The Selling Shareholders will pay such brokerage commissions and charges, as well as the fees and expenses of any counsel retained by them in connection with this offering. The Company will bear all other expenses in connection with registering the shares offered hereby, which expenses are estimated to total approximately $20,000.


                                 LEGAL MATTERS

          Certain legal matters with respect to the legality of the shares of Common Stock offered hereby have been passed upon for the Company by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.


                                    EXPERTS

          The consolidated financial statements of the Company as of January 31, 1996 and 1997 and for the fiscal years ended January 31, 1995, 1996 and 1997 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein and are so incorporated in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

================================================================================

     No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                          ___________________________



                              TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Available Information.......................................................  2
Incorporation of Certain Documents by Reference.............................  2
Risk Factors................................................................  3
The Company.................................................................  7
Use of Proceeds.............................................................  9
Selling Shareholders........................................................  9
Plan of Distribution........................................................  9
Legal Matters............................................................... 10
Experts..................................................................... 10

                                 JUST FOR FEET

                               1,076,956 SHARES

                                 COMMON  STOCK


                              P R O S P E C T U S



                                June ___, 1997



                            7400 Cahaba Valley Road

                           Birmingham, Alabama 35242

                                (205) 408-3000

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are estimates of the fees and expenses payable by the Company in connection with the offer and sale of the Common Stock:

             SEC Registration Fee......................   $ 5,772
             Blue Sky Qualification Fees and Expenses..     2,000
             Legal Fees and Expenses...................     5,000
             Accounting Fees and Expenses..............     1,500
             Transfer Agent Fees.......................       500
             Printing, Materials, and Postage..........     4,000
             Miscellaneous Expenses....................     1,228
                                                          -------

                  Total................................   $20,000
                                                          =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 10-2B-8.51 of the 1994 Alabama Business Corporation Act (the "Alabama Act") provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director of the Company against liability incurred in the proceeding if the individual conducted himself in good faith and, in the case of conduct in his official capacity with the Company, reasonably believed that his conduct was in the best interests of the Company or, in all other cases that the conduct was at least not opposed to the best interests of the Company, and, in the case of any criminal proceeding, he has no reasonable cause to believe his conduct was unlawful. A corporation may not, however, indemnify a director under section 8.51 of the Alabama Act (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (ii) in connection with any other proceeding charging improper personal benefit of the director in which the director was adjudged liable on the basis that personal benefit was improperly received by him.

     Sections 10-2B-8.52 and 10-2B-8.56 of the Alabama Act provide that a corporation shall indemnify a director or officer who was successful in the defense of any proceeding, or of any claim, issue or matter in such proceeding, where he was a party because he is or was a director or officer of the corporation, against reasonable expenses incurred in connection therewith, notwithstanding that he was not successful on any other claim, issue or matter in any such proceeding.

     Sections 10-2B-8.53 and 10-2B-8.56(b) of the Alabama Act provide that a corporation may pay for or reimburse the reasonable expenses incurred by a director, officer, employee or agent of the corporation who is a party to a proceeding in advance of final disposition of the proceeding if (i) such individual furnishes the corporation a written affirmation of good faith belief that he met the standard of conduct required for permissive indemnification set forth in section 10-2B-8.51 of the Alabama Act; (ii) such individual furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that such person did not meet such standard of conduct or is not otherwise entitled to indemnification under section 8.51 unless indemnification is approved by the court under section 8.54; and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification under the Alabama Act.

     Article 11 of the Amended and Restated Certificate of Incorporation of Just For Feet, Inc. provides that the Company shall indemnify every director or officer against expenses and liabilities reasonably incurred by him in connection with any claim, action, suit or proceeding to which he is a party by reason of his being or having been a director or officer of the Company, or, at the Company's request, a director, officer, employee or agent of any corporation of which the Company is a shareholder or creditor, provided such director or officer acted in good faith in which he reasonably believed to be the best interest of the Company, and in addition, in any criminal act or proceeding, had no reasonable cause to believe that his conduct was unlawful.

ITEM 16.  EXHIBITS.

          The exhibits listed below are filed with or incorporated by reference into this Registration Statement. The exhibits which are denominated with an asterisk (*) were previously filed as part of, and are hereby incorporated by reference from either (i) the Company's Registration Statement on Form S-1 under the Securities Act of 1933, Registration No. 33-74404 ("1994 S-1"), (ii) the Company's Registration Statement on Form S-1 under the Securities Act of 1933, Registration No. 33-87414 (the "1995 S-1") or (iii) the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (the "1996 Form 10-K"). Unless otherwise indicated, the exhibit number corresponds to the exhibit number in the referenced document.



EXHIBIT NUMBER                                DESCRIPTION
--------------                                -----------

    *2.1 Asset Purchase Agreement dated March 17, 1997 by and between Owensboro Investment Company, Inc. and Just For Feet, Inc. (1996 Form 10-K)

    *2.2 Stock Purchase Agreement dated March 17, 1997 by and among Just For Feet, Inc., Premium Sports, Inc. and John Gasser. (1996 Form 10-K)

    *2.3 Agreement and Plan of Merger dated March 17, 1997, by and among Just For Feet, Inc., an Alabama corporation, IAC Acquisition Corporation, a Michigan corporation and wholly owned subsidiary of Just For Feet, Imperial Acquisition Corporation, a Michigan corporation, and certain of the shareholders of Imperial Acquisition Corporation. (1996 Form 10-K)

    *3(i) Amended and Restated Certificate of Incorporation of Just For Feet, Inc. (1994 S-1, Exhibit 3(a))

   *3(ii)               Amended and Restated Bylaws of Just For Feet, Inc.
                        (1994 S-1, Exhibit 3(b))

       *4               Specimen of Common Stock Certificate of the Company.
                        (1994 S-1)

       *9 Voting Trust Agreement dated August 10, 1993, by and among the Company, Pamela Beryl Ruttenberg and Harold Ruttenberg. (1994 S-1)

      + 5               Opinion of Smith, Gambrell & Russell, LLP

      *10.1 Employment Agreement dated May 9, 1993, between the Company and Robert C. Wabler, as amended on January 11, 1994. (1994, S-1, Exhibit 10(a))

      *10.2 Employment Agreement dated November 6, 1996, between the Company and Alex Bond. (1996 Form 10-K)

      *10.3 Employment Agreement dated August 17, 1993, between the Company and Harold Ruttenberg, as amended on January 18, 1994. (1994 S-1, Exhibit 10(c))

      *10.4 Employment Agreement dated March 18, 1994 between the Company and Adam Gilburne. (1995 S-1)

EXHIBIT NUMBER                                  DESCRIPTION
--------------                                  -----------
    *10.5 Stock Option Agreement dated March 18, 1994 between the Company and Adam Gilburne. (1995 S-1)

    *10.6 Just For Feet, Inc. Employee Incentive Stock Option Plan, as amended. (1994 S-1, Exhibit 10(g))

    *10.6.1 Amendment No. 2 to the Just For Feet, Inc. Employee Incentive Stock Option Plan. (1994 S-1)

    *10.6.2 Amendment No. 3 to the Just For Feet, Inc. Employee Incentive Stock Option Plan. (1996 Form 10-K)

    *10.7 Franchise Agreement dated November 20, 1989, between Casual Wear II, Inc. and MBA Marketing Corporation. (1994 S-1, Exhibit 10(h))

    *10.8 Franchise Agreement dated May 19, 1992, between Casual Wear II, Inc. and MBA Marketing Corporation. (1994 S-1,
                        Exhibit 10(i))

    *10.9 Franchise Agreement dated April 1, 1993, between Casual Wear II, Inc. and MBA Marketing Corporation. (1994 S-1,
                        Exhibit 10(k))

    *10.10 Revolving Credit and Security Agreement dated January 10, 1990, as amended June 7, 1990, September 12, 1990,
                        October 3, 1990, May 23, 1991, August 30, 1991, October 22, 1991, November 13, 1992, January 8, 1993, August 11,
                        1993, November 18, 1993, and January 12, 1994, with Compass Bank (formerly known as Central Bank of the South), together with Revolving Credit Commercial Note date January 10, 1990, in the amount of $800,000 executed by the Company. (1994 S-1, Exhibit 10(aa))

    *10.10.1 Twelfth Loan Modification Agreement and Amendment to Loan Documents dated May 24, 1994 between Compass Bank and the Company. (1995 S-1, Exhibit 10.31.1)

    *10.10.2 Thirteenth Loan Modification Agreement and Amendment to Loan Documents dated August 16, 1994 between Compass Bank and the Company. (1995 S-1, Exhibit 10.31.2)

    *10.10.3 Form of Fourteenth Loan Modification Agreement and Amendment to Loan Documents dated November 14, 1994 between Compass Bank and the Company. (1995 S-1, Exhibit 10.31.3)

    *10.11 Loan Agreement dated January 15, 1988, by and between Harold Ruttenberg, Pamela B. Ruttenberg (Borrowers), Casual Wear, Inc. (Guarantor) and Warrior Savings Bank, together with Note in the amount of $400,000 and Guaranty Agreement. (1994 S-1, Exhibit 10(bb))

    *10.12 Loan Agreement dated December 1, 1988, by and between Harold Ruttenberg, Pamela B. Ruttenberg (Borrowers), Casual Wear, Inc. (Guarantor) and Warrior Savings Bank, together with Note in the amount of $200,000 and Guaranty Agreement. (1994 S-1, Exhibit 10(cc))

    *10.13 Purchase and Sale Agreement dated July 14, 1993, between Florida Mall Peripheral Associates and the Company. (1994 S-1, Exhibit 10(dd))

    *10.14 Sales Contract dated January 18, 1994, between Harold Ruttenberg and Pam Ruttenberg and the Company. (1994 S-1, Exhibit 10(jj))

    *10.15 Personal Service Agreement dated August 17, 1994 between the Company and Bart Starr, Sr. (1995 S-1, Exhibit 10.40)

    *21                 Subsidiaries (1994 S-1)

   23.1                 Consent of Deloitte & Touche LLP

_________________________
+ previously filed


ITEM 17.  UNDERTAKINGS

     (a)    The undersigned Registrant hereby undertakes:

            (1) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on the 16th day of June, 1997.

                                                JUST FOR FEET, INC.


Date: June 16, 1997                By: /s/ Harold Ruttenberg
                                       -------------------------------------
                                           Harold Ruttenberg
                                           Chairman of the Board,
                                           President and Chief Executive Officer



Date: June 16, 1997                By: /s/ Eric L. Tyra
                                       -------------------------------------
                                           Eric L. Tyra
                                           Executive Vice President
                                           and Chief Financial Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

       Signature                          Title                      Date
       ---------                          -----                      ----
 /s/ Harold Ruttenberg    Chairman of the Board,                 June 16, 1997
------------------------  President and Chief Executive Officer
Harold Ruttenberg

/s/ Eric L. Tyra          Executive Vice President,              June 16, 1997
------------------------  Chief Financial Officer and Director
 Eric L. Tyra

          *               Director                               June 16, 1997
------------------------
 Michael P. Lazarus

          *               Director                               June 16, 1997
------------------------
 Bart Starr, Sr.

          *               Director                               June 16, 1997
------------------------
 Randall L. Haines

          *               Director                               June 16, 1997
------------------------
David F. Bellet

          *               Director                               June 16, 1997
------------------------
Edward S. Croft, III

*By:  /s/ Eric L. Tyra
     -------------------
      Eric L. Tyra, as
      Attorney-in-Fact

                                 EXHIBIT INDEX

                                                                               Sequential
  Exhibit Number                 Description                                   Page Number
  --------------                 -----------                                   -----------
       23.1                      Consent of Deloitte & Touche LLP